Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ANALEX CORPORATION

at

$3.70 Net Per Share

by

Apollo Merger Sub Inc.

a wholly owned subsidiary of

QinetiQ North America Operations LLC

an indirect wholly owned subsidiary of

QinetiQ Group plc

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 27, 2007, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust Companies and other Nominees:	January 30, 2007

Apollo Merger Sub Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QinetiQ North America Operations LLC, a Delaware limited liability company (“QNA”), and QNA have appointed MacKenzie Partners, Inc., the Information Agent, to act as Information Manager in connection with the offer to purchase all issued and outstanding shares of common stock, par value $0.02 per share (the “Shares”) of Analex Corporation, a Delaware corporation (“Analex”), at $3.70 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 30, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). QNA is an indirect wholly owned subsidiary of QinetiQ Group plc, a corporation organized under the laws of England and Wales (“QinetiQ”).

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1.	Offer to Purchase dated January 30, 2007;

2.	Letter of Transmittal to be used by stockholders of Analex in accepting the Offer (manually signed facsimile copies of the Letter of Transmittal may also be used);

3.	The Letter to Stockholders of Analex from Sterling E. Phillips, Jr., Chief Executive Officer of Analex and Chairman of the Board, accompanied by Analex’s Solicitation/Recommendation Statement on Schedule 14D-9;

4.	A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer;

5.	Notice of Guaranteed Delivery with respect to the Shares; and

6.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not withdrawn before the expiration of the Offer, or otherwise acquired by QNA or any of its affiliates, a number of Shares that represents at least a majority of the sum of (i) the total number of outstanding Shares plus (ii) the total number of Shares issuable upon the exercise, conversion or exchange of outstanding options, warrants, conversion privileges, and other similar rights (excluding any Shares issued pursuant to the “top-up option” under the Merger Agreement, which, in certain circumstances and subject to certain limitations, provides the Purchaser with the option to purchase additional Shares from Analex at a price per Share equal to the Offer Price). See Section 13—“The Merger Agreement; Other Agreements” of the Offer to Purchase for a description of the “top-up option” conditions. The Offer is also subject to the satisfaction of certain other conditions set forth in the Offer to Purchase, including, among other conditions, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) the receipt of other material governmental approvals or consents. See Section 14—“Conditions of the Offer” of the Offer to Purchase for a description of the conditions to the Offer.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, February 27, 2007, unless extended.

The board of directors of Analex has unanimously determined that the Offer and the Merger are fair to and in the best interests of Analex and Analex’s stockholders, approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, recommended that holders of Shares accept the Offer and tender their Shares in the Offer, if required, recommended that the holders of Shares approve the Merger Agreement and the Merger, and authorized the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby.

The Offer is being made according to the Agreement and Plan of Merger, dated as of January 20, 2007 (the “Merger Agreement”), by and among Apollo Merger Sub Inc., the Purchaser and Analex under which, following the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Analex with Analex surviving the merger as a wholly owned subsidiary of QNA (the “Merger”). As of the effective time of the Merger, each outstanding Share (other than Shares owned by QNA, the Purchaser or their subsidiaries or affiliates, or Shares owned by Analex or by its stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the price per Share paid in the Offer, payable to the holder in cash, without interest, as set forth in the Merger Agreement and as described in the Offer to Purchase. The Merger Agreement provides that the Purchaser may assign any of its rights under the Merger Agreement (including the right to purchase Shares in the Offer) to QNA and/or to one or more wholly-owned subsidiaries of QNA.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) Share certificates (or a timely Book-Entry Confirmation) (as defined in the Offer to Purchase), (b) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3 of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

Neither the Purchaser nor QNA will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Questions may be directed to us as Information Agent at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase. Requests for additional copies of the enclosed materials may be directed to MacKenzie Partners, Inc., at the address appearing on the back page of the Offer to Purchase.

Very truly yours,

MacKenzie Partners, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, QNA, QINETIQ, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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